SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China
July 24, 2006

Via Fax and Edgar

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc.
Form 10 KSB for Fiscal Year Ended December 31, 2005, Filed March 27, 2006
Form 10 QSB for the Quarterly Period Ended March 31, 2006, File number 001-10892

Dear Mr. Ohsiek:

          This letter is in response to your letter of July 5, 2006 to David Ficksman regarding the above matter.

Proposed Form 10 KSB Amendment No 1 for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, Page 37

Consolidated Statements of Cash Flows, page 42

          Comment 1

          We considered your response to comment 3 from our letter dated April 25, 2006.  Please tell us why you deem it appropriate to present changes in note receivable balances as investing cash inflows and outflows with reference to authoritative literature.  In this regard, it appears that your note receivable balances represent receivables from the sales of goods.  Per paragraph 22 of SFAS 95 cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales represent operating cash inflows.  We noted that you have this same presentation in your Forms 10-Q for the quarterly periods ended March 31, 2006 and March 31, 2005; however, you presented changes in note receivable balances as operating cash activity in your amended Forms 10-Q for the quarterly periods ended June 30, 2005 and September 30, 2005.  Please revise your Fiscal 2005 Form 10-K and Form 10-Q for the quarterly period ended March 31, 2006 or advise us why you do not feel revision is necessary.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
July 24, 2006

          Response to Comment 1

          The Statements of Cash Flows for the years ended December 31, 2005 and 2004 appearing in the 2005 Form 10K have been revised to present the changes in notes receivable balances as a component of operating cash flows and has been removed as a component of the investing cash flows.

          The Liquidity and Capital resources section under Management’s Discussion and Analysis has also been revised to reflect the change discussed above.

          The above changes have also been made to the Statements of Cash flows and Managements Discussion and Analysis for the quarters ended March 31, 2006 and 2005 on Form 10Q.

Notes to Consolidated Financial Statements, page 43

Note 18. Stock Compensation plans, Page 54

          Comment 2

          We considered your response to comment 17 from our letter dated April 25, 2006.  Your amended Form 10-K for the fiscal year ended December 31, 2005 did not include all disclosures as required by SFAS 123, as amended, and your Form 10-Q for the first quarter ended March 31, 2006 did not include all disclosures as required by SFAS 123R.  Please revise both your Form 10-K for the fiscal year ended December 31, 2005 and your Form 10-Q for the quarterly period ended March 31, 2006 to include all required disclosures including the impact of adopting SFAS 123R.  Refer to SAB Topic 11M.  You should provide all annual disclosures as required by SFAS 123R in your Form 10-Q for the first quarter ended March 31, 2006 as this is your initial period of adoption.  Refer to SAB Topic 14.H.I.

          Response to Comment 2

          Disclosure has been added to the financial statements for the year ended December 31, 2005 in Form 10K under Note 4 Summary of Significant Accounting Policies and Note 18 Stock Compensation Plan to further describe the stock transactions and the impact of the future adoption of Financial Accounting Standard 123R with consideration given to the guidance found in SAB topic 11M.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
July 24, 2006

          Disclosure has also been added to the financial statements for the quarter ended March 31, 2006 on Form 10Q to add required disclosures under SFAS 123R for initial adoption during an interim period with further consideration given to the guidance found in SAB Topic 14.H.1

          If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

cc:     David Ficksman
          Troy & Gould Professional Corporation
          1801 Century Park East, 16th Flr.
          Los Angeles, CA 90067